UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Public Held Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Banco Santander”) hereby informs, in continuance to what has been disclosed in the Announcements to the Market of November 17, 2009 and January 14, 2010, regarding the joint-venture executed with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. (“Getnet”), the release of Santander Conta Integrada solution.

This is a solution for legal entities gathering in a single package the financial services and products offered by Banco Santander and services for affiliation of merchants to accept credit cards and/or debit cards (acquiring).

Santander Conta Integrada will enable the merchant to have a banking account with integrated bank domicile (unified receipt of receivables related to transactions with credit cards and/or debit cards of Visa and MasterCard brands), as well as acceptance of a great variety of regional cards and offering of services to its customers, in a single terminal.

By releasing Santander Conta Integrada, Banco Santander is acting directly in the acquiring market.

For further details on Santander Conta Integrada solution see presentations available at the websites of Banco Santander (www.santander.com.br/ri and www.santander.com.br/acionistas) and the website of the Brazilian Securities & Exchange Commission - CVM (www.cvm.gov.br).

São Paulo, March 18, 2010.

Carlos Alberto López Galán
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 18, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President